EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2006	2005	2004	2003	2002

Earnings:
Net income	176,401	103,672	64,242	36,065	27,110
Income taxes	63,825	36,236	21,873	8,260	11,037
Fixed charges excluding capitalized interest	40,104	24,318	29,737	38,667	36,069
Total earnings	280,330	164,226	115,852	82,992	74,216

Fixed charges as defined:
Interest expense	16,374	4,358	9,907	19,826	19,279
Interest portion of rent expense	23,730	19,960	19,830	18,841	16,790
Total fixed charges	40,104	24,318	29,737	38,667	36,069

Ratio of earnings to fixed charges	6.99	6.75	3.90	2.15	2.06